West Coast Power LLC
Consolidated Financial Statements
December 31, 2002 and 2001

Report of Independent Accountants

To the Member of
West Coast Power LLC

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, member equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of West Coast Power LLC Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The consolidated financial statements of West Coast Power LLC as of and for each of the two years in the period ended December 31, 2001, were audited by other independent public accountants who have ceased operations. Those independent public accountants expressed an unqualified opinion on those financial statements in their report dated February 28, 2002 (except with respect to a matter discussed in Note 9 of said financial statements, as to which the date is March 11, 2002).

As discussed in Note 9, the Company is the subject of substantial litigation. The Company’s ongoing liquidity, financial position and operating results may be adversely impacted by the nature, timing and amount of the resolution of such litigation. The consolidated financial statements do not include any adjustments, beyond existing accruals applicable under Statement of Financial Accounting Standards No. 5 “Accounting for Contingencies,” that might result from the ultimate resolution of such matters.

As discussed in Note 2, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142.

As discussed above, the consolidated financial statements of West Coast Power LLC as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, were audited by other independent public accountants who have ceased operations. As described in Note 2, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, which was adopted by the Company as of January 1, 2002. We audited the transitional disclosures described in Note 2. In our opinion, the transitional disclosures for 2000 and 2001 in Note 2 are appropriate. However, we were not engaged to audit, review or apply any procedures to the 2000 and 2001 consolidated financial statements of West Coast Power LLC other than with respect to such disclosures and accordingly, we do not express an opinion or any other form of assurance on the 2000 and 2001 consolidated financial statements taken as a whole.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2002 consolidating information in Note 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Houston, Texas
April 23, 2003

Note: This is a copy of a report issued by Arthur Andersen LLP, our former independent public accountants. This report has not been reissued by Arthur Andersen LLP in connection with West Coast Power LLC’s financial statements for the year ended December 31, 2002. West Coast Power LLC’s consolidated balance sheet as of December 31, 2000 and consolidated statements of operations, consolidated member equity and comprehensive income and consolidated cash flows for the year ended December 31, 1999 are not required to be presented and are not included in these financial statements.

Report of Independent Accountants

To the Member of
West Coast Power LLC

We have audited the accompanying consolidated balance sheets of West Coast Power LLC (a Delaware limited liability company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, member equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Coast Power LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2001 consolidating information in Note 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP
Houston, Texas
February 28, 2002 (except with respect to the matter discussed in Note 9, as to which the date is March 11, 2002)

West Coast Power LLC
Consolidated Balance Sheets
December 31, 2002 and 2001

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$36,083,124	$74,270,040
Restricted cash	69,362,303
Accounts receivable	462,583,814	528,762,671
Less — reserves	(401,612,906)	(303,514,340)
Inventories	31,447,329	43,064,642
Prepaid expenses and other	7,971,890	6,198,008
Current derivative asset	49,380,506	52,354,974

Total current assets	255,216,060	401,135,995

Property, plant and equipment, at cost:
Land	56,583,322	56,583,322
Plant and equipment	528,241,382	510,589,621
Less — accumulated depreciation	(126,168,082)	(85,490,052)

Property, plant and equipment, net	458,656,622	481,682,891

Long-term derivative asset	34,215,765	136,022,293

Other assets:
Goodwill, net of accumulated amortization of $12,119,176 for 2002 and 2001, respectively	38,998,481	38,998,481
Deferred financing costs, net of accumulated amortization of $4,148,106		2,488,844

Total other assets	38,998,481	41,487,325

Total assets	$787,086,928	$1,060,328,504

Liabilities and Member Equity
Current liabilities:
Current maturities of long-term debt	$10,000,000	$18,000,000
Accounts payable:
Trade	1,045,372	5,425,292
Affiliates	39,917,938	52,806,753
Accrued liabilities	11,712,647	5,983,830
Current derivative liability	49,380,506	55,659,970

Total current liabilities	112,056,463	137,875,845
Long-term debt, net of current maturities		132,056,703
Long-term derivative liability	34,215,765	137,244,131
Commitments and contingencies (Note 9)
Member equity	640,814,700	653,151,825

Total liabilities and member equity	$787,086,928	$1,060,328,504

The accompanying notes are an integral part of these consolidated financial statements.

West Coast Power LLC
Consolidated Statements of Operations
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Revenues	$683,515,924	$1,830,680,808	$910,145,395
Less — reserves	(98,208,964)	(268,618,541)	(34,895,799)

Net revenues	585,306,960	1,562,062,267	875,249,596

Operating costs:
Nonaffiliate	17,167,990	49,489,040	50,295,186
Affiliate	456,526,399	1,123,221,590	507,402,366

Total operating costs	473,694,389	1,172,710,630	557,697,552

Operating margin	111,612,571	389,351,637	317,552,044
Depreciation and amortization	(27,227,164)	(30,440,631)	(34,455,219)
Impairment of long-lived assets	(13,450,866)
General and administrative expenses	(22,508,906)	(14,280,798)	(4,711,184)

Income from operations	48,425,635	344,630,208	278,385,641
Interest expense	(15,409,800)	(32,843,268)	(26,518,883)
Change in fair value of electricity options		12,080,525	(12,211,623)
Interest income	1,129,160	2,491,253	5,724,794

Net income	$34,144,995	$326,358,718	$245,379,929

The accompanying notes are an integral part of these consolidated financial statements.

West Coast Power LLC
Consolidated Statements of Member Equity and Comprehensive Income
Years Ended December 31, 2002, 2001 and 2000

	Accumulated
	other
	comprehensive	Member	Comprehensive
	income	equity	income

Balance, December 31, 1999		$291,997,462
Contributions		16,207,956
Net income		245,379,929	$245,379,929
Distributions		(130,119,452)

Comprehensive income for the year ended December 31, 2000			245,379,929

Balance December 31, 2000		423,465,895
Contributions		10,095,134
Net income		326,358,718	326,358,718
Distributions		(102,241,088)
Cumulative effect of change in accounting principle	$(147,551)
Change in fair value of cash flow hedges	(6,411,167)
Amounts reclassified into income	2,031,884

Other comprehensive income	(4,526,834)	(4,526,834)	(4,526,834)

Comprehensive income for the year ended December 31, 2001			321,831,884

Balance, December 31, 2001	(4,526,834)	653,151,825
Contributions		13,516,477
Net income		34,144,995	34,144,995
Amounts reclassified into income	4,526,834	4,526,834
Distributions		(64,525,431)

Balance, December 31, 2002	$—	$640,814,700	$34,144,995

The accompanying notes are an integral part of these consolidated financial statements.

West Coast Power LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Cash flows from operating activities:
Net income	$34,144,995	$326,358,718	$245,379,929
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	27,227,164	30,440,631	34,455,219
Impairment of long-lived assets	13,450,866
Change in fair value of electricity options		(12,080,525)	12,211,623
Changes in assets and liabilities that provided (used) cash:
Accounts receivable, net	164,277,423	21,350,894	(187,734,757)
Inventories	11,617,313	(12,542,257)	(14,918,903)
Prepaid expenses and other	2,226,118	(3,033,837)	(562,093)
Accounts payable	(17,268,735)	(125,087,533)	142,266,514
Accrued liabilities	5,728,817	(4,887,962)	(17,405,349)
Deferred revenues			(21,927,348)
Other assets	2,488,844	(468,737)	2,870,000

Net cash provided by operating activities	243,892,805	220,049,392	194,634,835

Cash flows from investing activities:
Capital expenditures	(21,651,761)	(27,403,973)	(13,266,570)
Increase in restricted cash	(69,362,303)

Net cash used in investing activities	(91,014,064)	(27,403,973)	(13,266,570)

Cash flows from financing activities:
Proceeds from borrowings		40,000,000	10,000,000
Repayments of borrowings	(140,056,703)	(107,847,297)	(89,596,000)
Loans to affiliates			11,465,643
Contributions	13,516,477	10,095,134	16,207,956
Distributions	(64,525,431)	(102,241,088)	(130,119,452)

Net cash used in financing activities	(191,065,657)	(159,993,251)	(182,041,853)

Net increase (decrease) in cash and cash equivalents	(38,186,916)	32,652,168	(673,588)
Cash and cash equivalents, beginning of year	74,270,040	41,617,872	42,291,460

Cash and cash equivalents, end of year	$36,083,124	$74,270,040	$41,617,872

Supplemental disclosure of cash flow information:
Cash paid for interest	$4,336,114	$33,056,514	$27,315,568

The accompanying notes are an integral part of these consolidated financial statements.

West Coast Power LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2001

1.	Background and Nature of Operations

Background
Prior to 1999, Dynegy Power Corp. (DPC), a wholly owned subsidiary of Dynegy Inc. (Dynegy), and NRG Energy, Inc. (NRG), a majority owned subsidiary of Northern States Power Company until its merger with New Century Energies, Inc., to form Xcel Energy, Inc., in August 2000 (collectively, the Sponsors) each held a 50 percent interest in two limited liability companies: El Segundo Power, LLC (ESP), and Long Beach Generation LLC (LBG) (collectively, the Historical LLCs). In May 1999, the Sponsors acquired the assets and liabilities which make up Cabrillo Power I LLC (Cabrillo I) and Cabrillo Power II LLC (Cabrillo II) (collectively, the New LLCs). Effective June 30, 1999, the Sponsors formed WCP (Generation) Holdings LLC (Holdings) and West Coast Power LLC (WCP), both of which are Delaware limited liability companies. The Sponsors have an equal interest in Holdings and share in profits and losses equally. WCP is wholly owned by Holdings and serves as a holding company for the Historical LLCs and New LLCs.

Upon formation of WCP, the assets and liabilities of the Historical LLCs were contributed to WCP by the Sponsors and were recorded at their historical costs because the transfer represented a reorganization of entities under common control. Operations are governed by the executive committee with two representatives from each Sponsor.

Nature of Operations
ESP owns a 1,020-megawatt (MW) plant (670 MW after shut down of units 1 and 2 noted below) located in El Segundo, California, consisting of four steam electric generating units. The facility operates as a merchant plant, selling energy and ancillary services through the deregulated California wholesale electric market. In 2001, the facility entered into a long-term power purchase agreement (PPA) with the California Department of Water Resources (CDWR), as discussed in Note 7, for a portion of the facility’s generation through December 2004. At the end of 2002, Units 1 and 2 of ESP were shut down because management deemed them no longer commercially viable. Units 1 and 2 were fully depreciated at December 31, 2002 and no additional charges were recorded in connection with the shutdown.

LBG owns a 560-MW plant located in Long Beach, California, consisting of seven 60-MW gas turbine generators and two 70-MW steam turbine units. The facility operates as a merchant plant, selling energy and ancillary services through the deregulated California wholesale electric market. In 2001, the facility entered into a long-term PPA with the CDWR, as discussed in Note 7, for a portion of the facility’s generation through December 2004.

Cabrillo I owns a 965-MW plant located in Carlsbad, California, consisting of five steam electric generating units and one combustion turbine. The facility operates as a merchant plant, selling energy and ancillary services through the deregulated California wholesale electric market. In 2001, the facility entered into a long-term PPA with the CDWR, as discussed in Note 7, for a portion of the facility’s generation through December 2004. The facility also maintains an MRA with the ISO.

Cabrillo II owns 17 combustion turbines with an aggregate capacity of 253 MW located throughout San Diego County, California. The facility operates as a merchant plant, selling energy and ancillary services to the California wholesale electric market. The facility also

West Coast Power LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2001

maintains a Must Run Agreement with the ISO. As discussed in Note 3 management plans to sell 4 combustion turbines, totaling 68MW, in 2003.

2.	Summary of Significant Accounting Policies

Basis of Consolidation The consolidated financial statements include the accounts of WCP after elimination of intercompany accounts and transactions.

Use of Estimates in Financial Statement Preparation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to develop estimates and to make assumptions that affect the reported financial position and results of operations and that impact the nature and extent of disclosure, if any, of contingent assets and liabilities. We review significant estimates affecting our consolidated financial statements on a recurring basis and record the effect of any necessary adjustments prior to their publication. Judgments and estimates are based on our beliefs and assumptions derived from information at the time such estimates are made. Adjustments made with respect to these estimates often relate to information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the financial statements. Such estimates include, among other things, developing fair value assumptions, including estimates of future cash flows, analyzing tangible and intangible assets for impairment, estimating useful lives of our assets and determining and assessing amounts to accrue for estimated reserves for probable contingencies such as those discussed in Note 9. Actual results could differ from those estimates.

Cash and Cash Equivalents WCP considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash Restricted cash represents cash that is unavailable for general purpose cash needs. Such amounts are restricted pursuant to the Company’s existing credit agreement.

Inventories Inventories are stated at the lower of market or cost using last-in, first-out (LIFO) or average cost and are comprised of the following at December 31, 2002 and 2001:

	2002	2001

Emissions credits (average cost)	$6,257,560	$7,292,677
Materials and supplies (average cost)	10,390,591	10,810,138
Fuel oil (LIFO)	14,799,178	24,961,827

	$31,447,329	$43,064,642

Emission credits represent costs paid by WCP to acquire additional NOx credits. WCP uses these credits to comply with emission caps imposed by various environmental laws under which it must

West Coast Power LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2001

operate. As individual credits are used, costs are recognized as operating expense. See additional discussion below at “Environmental Costs.”

Plant and Equipment Plant and equipment costs are depreciated on a straight-line basis over estimated useful lives of 3 to 40 years.

Impairment of Long-Lived Assets
In the event that facts and circumstances indicate that the carrying amounts of long-lived assets could be impaired, an evaluation of recoverability is performed that compares the estimated future undiscounted cash flows associated with the asset to the asset’s carrying amount to determine if a write-down is required. If this evaluation indicates that the assets will not be recoverable, the carrying value of WCP’s assets would be reduced to their estimated fair value. Through December 31, 2001, we reviewed the carrying value of our long-lived assets in accordance with provisions of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” (Statement No. 121). In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (Statement No. 144). Statement No. 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement No. 121 and APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. Our adoption of Statement No. 144 on January 1, 2002 did not have any impact on our financial position or results of operations.

Goodwill
Prior to 2002 goodwill had been amortized on a straight-line basis over 3 to 27 year estimated useful lives. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards Statement No. 142 “Goodwill and Other Intangible Assets,” which established new accounting and reporting requirements for goodwill. Under Statement No. 142 all goodwill amortization ceased effective December 31, 2001. We incurred no impairment of goodwill upon adoption of Statement No. 142.

The Company subjects goodwill to a fair value-based impairment test on at least an annual basis. The estimation of fair value is highly subjective, inherently imprecise and can change materially from period to period based on, among other things, an assessment of market conditions, projected cash flows and discount rate. Accordingly, if conditions change in the future, WCP may record impairment losses on an annual basis, absent any impairment indicators. WCP expects to perform its annual impairment test in the fourth quarter after the annual budgetary process.

West Coast Power LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2001

The following table shows what West Coast Power LLC’s net income would have been in 2001 and 2000 if goodwill had not been amortized during those periods, compared to the net income recorded in 2002.

	2002	2001	2000

Reported net income	$34,144,995	$326,358,718	$245,379,929
Add back: goodwill amortization		2,835,208	3,587,109

Adjusted net income	$34,144,995	$329,193,926	$248,967,038

Overhaul and Maintenance Reserves
Effective January 1, 2001, WCP changed its method of accounting for major maintenance costs. Prior to 2001, WCP accrued major overhaul and maintenance costs expected to be incurred that are not covered by the operations and maintenance (O&M) agreements. Other maintenance and repair costs were charged to expense as incurred. As of January 1, 2001, WCP capitalizes major overhaul and maintenance costs over $100,000 that have future benefits and that are not covered by the O&M agreements as these costs are incurred. These costs are depreciated individually over the expected life of each overhaul or addition. Removal costs, parts having an expected life of one year or less and normal, routine maintenance and repair costs are expensed as incurred. The change had no material effect on the consolidated financial statements.

Federal Income Taxes WCP is not a taxable entity for federal income tax purposes. Accordingly, there is no provision for income taxes in the accompanying consolidated financial statements.

Revenue Recognition
Revenues from the sale of energy and ancillary services are recorded based upon output delivered and/or service provided priced at market or other terms as contractually stipulated. Revenues received from the MRA are primarily derived from availability payments and amounts based on reimbursing variable costs. Historically, WCP’s sales have been to the ISO, the California Power Exchange (PX) and Dynegy Power Marketing, Inc. (DYPM). In March 2001, WCP entered into a long-term PPA with the CDWR, as discussed at Note 7. Revenues identified as being subject to future resolution are accounted for as discussed in Note 9.

Environmental Costs
Environmental costs relating to current operations are expensed. Liabilities are recorded when an environmental assessment indicates that remedial efforts are probable and the costs can be reasonably estimated. During 2001, the state of California disallowed the purchase of NOx emission credits, but has allowed generators to use credits previously purchased. LBG and ESP have the ability to share emissions credits. When generators’ emissions exceed the yearly allowance of credits and the inventory of previously purchased credits, a fine of $7.50 per pound of excess emissions is assessed to that generator and future credit allocations are reduced. No such fines were incurred by WCP in 2002.

Cabrillo I executed a variance mitigation agreement (VMA) with the San Diego County Air Pollution Control District (SDC APCD) in March 2001 as Cabrillo I would not be able to meet District Rule 69’s more stringent NOx emissions standards in 2001. The SDC APCD board gave

West Coast Power LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2001

Cabrillo I until July 1, 2003, to meet emission standards and approved the VMA for that time period, which set the mitigation fee for excess emissions above 419 tons per year at $15,500 per ton. WCP incurred approximately $0.1 million and $11.1 million in mitigation fees during 2002 and 2001. All emissions expenses are included in operating costs.

Risk Management Activities
WCP enters into various derivative instruments to hedge the risks associated with changes in commodity prices and interest rates. WCP uses physical forward contracts to hedge a portion of its exposure to price fluctuations of natural gas and electricity. Effective January 1, 2001, hedging gains and losses are recognized in accordance with Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Prior to the adoption of Statement No. 133, WCP recognized hedging gains and losses when the related sales transactions occurred. WCP also entered into interest rate swap agreements, which effectively exchange variable interest rate debt for fixed interest rate debt. The agreements were used to reduce the exposure to possible increases in interest rates. WCP entered into these swap agreements with major financial institutions. On June 28, 2002, WCP terminated the interest rate swap agreements concurrently with the refinancing of their debt. Breakage fees were approximately $5.2 million.

Concentration of Credit Risk
WCP sells its electricity production to purchasers of electricity in California, which included the PX (prior to its declaring bankruptcy in January 2001), the ISO and, beginning in 2001, the CDWR. WCP remains exposed to credit risk on its outstanding ISO and PX receivables for power delivered from November 2000 through January 2001. Management is continually assessing WCP’s exposure related to its California receivables and establishes reserves to reflect market uncertainties, as discussed in Note 9.

Fair Value of Financial Instruments
WCP’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt instruments. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to the short-term maturity of these instruments. The fair value of WCP’s debt instruments is considered to approximate the carrying amount of these instruments as their interest rates are based on the London Interbank Offering Rate (LIBOR). Additionally, WCP had entered into certain interest rate swap agreements in order to fix its effective interest rate as discussed in Note 8, as well as fair value hedges, and electricity and gas options as discussed in Note 4.

Adoption of SFAS No. 133
The Financial Accounting Standards Board (FASB) issued and subsequently amended Statement No. 133, which became effective January 1, 2001. Provisions in Statement No. 133, as amended, affect the accounting and disclosure of certain contractual arrangements and operations of WCP. Under Statement No. 133, as amended, all derivative instruments are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify and are designated as hedges of future cash flows or qualify and are designated as normal purchases and sales. For derivatives treated as hedges of future cash flows, the effective portion of changes in the fair value of the derivative instrument is recorded in other comprehensive income until the related hedged items impact earnings. Any ineffective portion of a hedge is reported in earnings immediately. For derivatives treated as fair value hedges, changes in the fair value of the derivative and changes in the fair value of the hedged risk attributable to the related asset, liability or firm commitment are recorded in current period earnings. If the fair

West Coast Power LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2001

value hedge is effective, the amounts recorded to income attributable to the derivative and hedged risk will offset. Derivatives treated as normal purchases or sales are recorded and recognized in income using accrual accounting. WCP adopted Statement No. 133 on January 1, 2001, and recorded an immaterial cumulative effect adjustment to other comprehensive income attributable to certain gas and interest rate cash flow hedges. There was no impact on earnings at adoption.

New Accounting Pronouncements
In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“Statement No. 143”). WCP adopted this Statement effective January 1, 2003. Statement No. 143 provides accounting requirements for costs associated with legal obligations to retire tangible, long-lived assets. Under Statement No. 143, the asset retirement obligation is recorded at fair value in the period in which it is incurred by increasing the carrying amount of the related long-lived asset. In each subsequent period, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset. Effective upon adoption, the cumulative effect of applying Statement No. 143 will be recognized as a change in accounting principle in the consolidated statements of operations of approximately $0.1 million.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by FIN 45, we adopted the disclosure requirements on December 31, 2002, and we will adopt the initial recognition and measurement provisions on a prospective basis for guarantees issued or modified after December 31, 2002. We believe the adoption of the recognition/measurement provisions will not have a material impact on our financial statements.

3.	Impairment of Long-Lived Assets

In July 2002, WCP was notified that land leases associated with four Cabrillo II combustion turbines located on U.S. Navy property would not be renewed. Management of WCP determined that the effected turbines would be sold rather than relocated to an alternate site for continued use. An impairment charge of $13.4 million was recognized and represents the difference between the previous carrying value of the four turbines and the estimated net proceeds from the sale of the turbines. In addition, a $5.2 million liability was recorded for the estimated cost of restoring to its original condition the land on which the four turbines are located.

4.	Derivatives And Hedging

In 2000, WCP had purchased and sold gas and electricity options to manage the operating margins of its plants during 2001. The purchased gas call options had a fair value of approximately $1.4 million, and the sold electricity call options had a fair value of approximately $(12.2) million at December 31, 2000. The purchased gas calls were designated as cash flow hedges and, accordingly, changes in the market value of these contracts and the premiums paid were deferred until the actual natural gas purchases occurred in accordance with accounting principles generally accepted in the United States prior to the adoption of SFAS No. 133. The sold electricity options did not qualify for hedge accounting, and changes in the market value of these contracts were recorded in income. For the year ended December 31, 2000, WCP had

West Coast Power LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2001

recorded expense of approximately $12.2 million related to the sold electricity options. During 2001, these options were exercised. As electricity prices decreased significantly, WCP recognized income of approximately $12.1 million related to the sold electricity options.

As a result of interpretations of SFAS No. 133 in 2001, WCP determined that the CDWR contract qualifies for the normal purchases and sales exception. WCP has entered into other forward purchase sales agreements for physical delivery of gas and other forward sales agreements for physical delivery of power that qualify for the normal purchases and normal sales exception to SFAS No. 133.

WCP had entered into interest rate swaps which qualify as cash flow hedges. Those interest rate swaps were used to convert the floating interest rate component of debt to fixed rates as discussed in Note 8.

During the years ended December 31, 2002 and 2001, there was no material ineffectiveness from changes in fair value of hedge positions, and no amounts were excluded from the assessment of hedge effectiveness related to the hedge of future cash flows. Additionally, no amounts were reclassified to earnings in connection with forecasted transactions that were no longer considered probable.

WCP has entered into a series of fixed price electricity purchases to hedge the fair value of its fixed price CDWR PPA. During the years ended December 31, 2002 and 2001, there was no ineffectiveness from changes in fair value of hedge positions and no amounts were excluded from the assessment of hedge effectiveness. Additionally, no amounts were recognized in relation to firm commitments that no longer qualified as fair value hedge items.

The value of the fair value hedge at December 31, 2002 and 2001, is approximately $(83.6) million and $(188.4) million and is included in the derivative liability accounts. The corresponding value of the hedged risk is approximately $83.6 million and $188.4 million and is included in the derivative asset accounts.

5.	Related Parties

WCP purchases fuel for its plants under natural gas supply agreements (GSAs) with Dynegy Marketing and Trade (DMT), an affiliate of WCP. Charges for fuel are based upon similar terms and conditions as could be obtained from third parties.

WCP contracted with DYPM, an affiliate of WCP, to provide all power scheduling, power marketing and risk management for WCP under an energy management agreement (the EMA). Additionally, WCP contracted with DMT to provide all scheduling and marketing of fuel supply for WCP under the EMA.

WCP contracted with NRG West, Inc., an affiliate of WCP, to manage the operations and management services agreements (OMSA). The services provided under the OMSA consisted primarily of overseeing the operations and maintenance efforts of SCE and SDG&E. SCE operated ESP and LBG until April 2000, and SDG&E operated Cabrillo I and Cabrillo II until May 2001. WCP then entered into O&M agreements with NRG Cabrillo Power Operations Inc. and NRG El Segundo Operations Inc., affiliates of WCP, for Cabrillo I and Cabrillo II effective May 2001 and for ESP and LBG effective April 2000. Fees for services primarily include

West Coast Power LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2001

recovery of the costs of operating the plant as approved in the annual budget and a base monthly fee. When the OMSAs were terminated once NRG became operator, WCP contracted with NRG Development Company, Inc., an affiliate of WCP, to provide services under the Administrative Management Agreement (the AMA). Services provided under the AMA include local services not covered under the O&M agreements, including environmental, engineering, legal and public relations services. Fees for such services are subject to executive committee approval if the amounts exceed a certain percentage of the applicable approved budget.

WCP entered into an administrative services management agreement (the ASMA) with Dynegy Power Management Services, L.P., an affiliate of WCP, which provides administrative services such as business management and accounting to WCP. Fees for such services are subject to executive committee approval if the amounts exceed a certain percentage of the applicable annual approved budget.

In addition to the related-party transactions listed above, WCP paid $14.2 million interest to DMT, as discussed in Note 9.

Affiliates of WCP provide various services for WCP. Charges for these services are included in WCP’s operating and general and administrative expenses and consisted of the following for 2002, 2001 and 2000:

	2002	2001	2000

Operating expenses:
Fuel	$401,650,246	$1,054,268,850	$482,937,131
EMA charges	10,345,506	17,016,988	9,091,528
OMSA, O&M and AMA charges	44,530,647	51,935,752	15,373,707

	$456,526,399	$1,123,221,590	$507,402,366

ASMA fees included in general and administrative expenses	$1,297,759	$1,374,214	$776,403

6.	Operation and Maintenance Agreements

For the New LLCs’ acquisition, WCP was required to enter into an O&M agreement with SDG&E which expired in May 2001. For 1999, the Historical LLCs were operated under an O&M agreement with SCE which expired in early 2000. The SDG&E and SCE O&M agreements were cost-plus agreements based on SDG&E’s and SCE’s estimates of the direct and indirect service costs for operating and maintaining the plant sites. Expenses related to such services of approximately $5.5 million and $14.1 million were included in nonaffiliate operating costs in the accompanying consolidated statements of operations for 2001 and 2000, respectively.

7.	Power Purchase Agreement

WCP entered into a long-term PPA with the CDWR in March 2001. From inception through December 31, 2001, the CDWR contracted for fixed price capacity sales of an aggregate of 1,000 MW from WCP’s facilities. From January 2002 through December 31, 2004, the CDWR

West Coast Power LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2001

contracted for fixed price firm energy and fixed price capacity representing a substantial portion of WCP’s capacity. Sales to CDWR constituted greater than 10 percent of WCP’s total revenues in 2002 and 2001.

8.	Debt

In August 1999, WCP entered into a credit agreement with Bank of America Securities LLC, as agent, to arrange with a syndicate of banks (the Lenders) a five-year, $322.5 million amortizing term loan with a balloon payment and a $40 million working capital facility line of credit (the Credit Agreement). The Credit Agreement was to mature in June 2004.

On September 30, 1999, WCP entered into two interest rate swap agreements related to the credit facility. One agreement effectively fixed the interest rate at 6.435 percent for the first $60 million and was to mature in June 2004. The second swap agreement effectively fixed the interest rate at 6.230 percent for an incremental $40 million and matured in June 2002. These swaps were designated as hedges of the future cash outflows for interest payments on the debt. The remaining swap was terminated in 2002 and the remaining deferred loss was reclassified from other comprehensive income to interest expense.

On June 28, 2002, WCP refinanced the Credit Agreement with a 364-day bank facility with Westdeutsche Landesbank Gironzentrale (West LB). The Agreement with West LB consists of $100 million letter of credit line, a $10 million term loan commitment and a $10 million working capital loan commitment. In conjunction with the refinancing, $3.4 million of deferred financing costs related to the original Credit Agreement were expensed. WCP incurred additional debt issuance costs of $4.9 million in connection with the refinancing. Such costs have been capitalized and are being amortized over the remaining term of the Credit Agreement and are included in prepaid expenses and other current assets. At December 31, 2002 unamortized debt issuance costs approximated $2.4 million.

The agreement with West LB requires WCP to post cash collateral (restricted cash) of $50 million, $80 million and $120 million at December 30, 2002, March 31, 2003 and June 27, 2003, respectively. If collateral requirements are not met, pursuant to the agreement, the Sponsors are subject to possible forfeitures of their rights to distributions previously recorded. The Credit Agreement further provides that if the Sponsors fail to have an acceptable credit rating, as defined in the Credit Agreement, WCP is additionally required to reserve cash equal to the budgeted 2003 major maintenance expenditures and amounts set forth by West LB for interest and fees. As of December 31, 2002, these amounts were approximately $19.4 million and were included in restricted cash.

The Letter of Credit facility incurs fees at the rate of 2.75% on any outstanding letters of credit plus some additional miscellaneous flat fees. At December 31, 2002, $62.3 million letters of credit were pledged as credit support for obligations of WCP under the Commodity Hedge Agreements. This includes forward purchase sales agreements for physical delivery of gas and power entered into to hedge the fixed price CDWR contract.

The interest rate on the $10 million term loan commitment was LIBOR plus 2.75 percent. Fees on the unused portion of the $10 million working capital loan commitment are .375%. At December 31, 2002, no amounts were outstanding under the working capital loan commitment.

West Coast Power LLC

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

WCP’s interest costs on the term loans, working capital loans and interest rate swaps (including swap termination costs) totaled approximately $15.4 million in 2002, $18.6 million in 2001 and $27.3 million in 2000.

The Credit Agreement is secured by all of WCP’s assets and membership interests. The Sponsors have provided limited guarantees for environmental capital expenditures and indemnities. Environmental capital expenditures, as defined in the Credit Agreement, require an aggregate of $61.9 million of which $50.8 million has been expended through December 31, 2002. Additionally the Sponsors provided for $15 million of environmental liability indemnities in connection with the acquisitions of the ESP, LBG and Cabrillo I and II facilities.

9.	Commitments and Contingencies

California Power and Natural Gas Markets

Beginning in the fourth quarter of 2000, the power and natural gas markets in California experienced substantial volatility driven principally by a fundamental imbalance in supply and demand and the retail electricity price caps imposed on the state’s two largest utilities. Both Pacific Gas & Electric Company (PG&E) and SCE defaulted on payments to the ISO and the PX as well as other creditors. PG&E has since filed for bankruptcy protection. As a result, the credit rating of both utilities has been reduced to noninvestment grade, and the ISO and the PX have defaulted in 2001 on payments due WCP.

WCP is actively seeking the collection of its outstanding accounts receivable. However, due to previously discussed payment defaults, coupled with the lag time between receipts of revenues, payment of expenses and the increased fuel cost, WCP was forced to defer payment for a portion of its fuel cost in 2001. This deferral of payment caused WCP to be temporarily out of compliance with the terms of its GSAs. WCP’s noncompliance also caused WCP to be temporarily out of compliance with the terms of its Credit Agreement.

The executive committee of WCP took steps to address WCP’s liquidity issues created by the California market situation as well as the resulting events of noncompliance under WCP’s GSAs and Credit Agreement. These steps included (a) a negotiated deferral of payments owed under the GSAs, (b) a negotiated forbearance agreement with certain key creditors and (c) arrangement of alternative creditworthy purchasers for WCP’s prospective operations.

Under the forbearance agreement, which was approved by the Lenders, DMT granted forbearances with respect to the past events of noncompliance discussed above, subject to certain parameters as described therein. By December 31, 2001, WCP had paid in full all outstanding balances under the forbearance agreement, including interest costs of approximately $14.2 million. WCP is currently in compliance with its GSAs and its Credit Agreement. With all outstanding balances to DMT paid as of December 31, 2001, the forbearance agreement terminated on January 3, 2002.

The state of California, through legislation appropriating funds for power purchases by the CDWR, has entered the market as a purchaser of electricity for resale to the utilities. In March 2001, WCP entered into an agreement to sell power to the CDWR through 2004, as discussed in Note 7. Under this agreement, the CDWR has always paid timely. Sales made to the ISO, which were backed by the CDWR and not related to sales under the PPA, were not paid timely. The payments were not made until after the issuance of the November 7th, 2001, Federal

West Coast Power LLC

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

Energy Regulatory Commission (FERC) order that required the ISO to bill the CDWR within 15 days and to file a schedule for bringing the remaining balance current within three months. By December 31, 2002, the ISO had remitted payment for the past due balances backed by the CDWR.

The executive committee of WCP continues to monitor the impact of the California power and natural gas markets on the financial position and liquidity of WCP. It believes that the successful execution of the CDWR agreement as well as the desire of the conflicted parties to resolve, on a long-term basis, the pertinent issues giving rise to the current situation will provide financial stability for WCP.

California Market Litigation
Six class action lawsuits were filed in 2000-2001 against power generators based on the events occurring in the California power market. The complaints allege violations of California’s Business and Professions Code, Unfair Trade Practices Act and other related statutes. The plaintiffs allege that the defendants, including the owners of in-state generation and various power marketers, conspired to manipulate the California wholesale power market to the detriment of California consumers. Included among the acts forming the basis of the plaintiffs’ claims are the alleged improper sharing of generation outage data, improper withholding of generation capacity and the manipulation of power market bid practices. The plaintiffs seek unspecified treble damages. Wholly owned subsidiaries of WCP (“LLC’s”) are named in one of these actions. The cases were eventually consolidated, removed to the United States District Court for the Southern District of California (San Diego) and assigned to Multi-District Litigation Proceeding 1405, referred to as the California Wholesale Electricity Antitrust Litigation. The original plaintiffs in the six consolidated complaints filed motions to remand the consolidated cases back to state court, which motions were granted. Some of the cross-defendants then appealed that ruling and, prior to the remand taking effect, the Ninth Circuit Court of Appeals granted review and stayed the remand order. A ruling by the Ninth Circuit is not expected until late this year at the earliest.

Subsequent to the filing of the above-referenced actions, a new action with similar claims on behalf of certain residents of the State of Washington was filed and assigned to Multidistrict Litigation Proceeding 1405 (Snohomish County v. Dynegy). Since that action was filed directly in federal court, removal was not an issue and the court was free to rule on defendants’ motions to dismiss. On January 6, 2003, the federal judge in the California Wholesale Electricity Antitrust Litigation dismissed with prejudice the Snohomish case based upon the Filed Rate Doctrine and federal preemption principles. The plaintiffs in that case have filed a notice of appeal of that decision.

In addition to the six consolidated lawsuits discussed above, ten other putative class actions and/or representative actions have been filed on behalf of business and residential electricity consumers. The lawsuits were filed in various state courts and in the United States District Court for the Northern District of California. The defendants named in these lawsuits are various power generators and marketers. LLC’s are named in eight of these actions. The complaints allege unfair, unlawful and deceptive practices in violation of the California Unfair Business Practices Act and seek to enjoin illegal conduct, restitution and unspecified damages. While some of the allegations in these lawsuits are similar to the allegations in the other six lawsuits, these lawsuits include additional allegations based on events occurring subsequent to the filing of the other six lawsuits. These additional allegations include allegations similar to those made by the California

West Coast Power LLC

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

Attorney General in the March 11, 2002 lawsuit described below as well as allegations that contracts between these power generators and the CDWR constitute unfair business practices resulting from market manipulation. The lawsuits filed in state court were removed to federal courts and ultimately all of these cases have been added to the California Wholesale Electricity Antitrust Litigation. The plaintiffs in all but one of these cases have filed motions to remand the cases to state court. The oral argument on these motions to remand was heard on March 26, 2003 before Judge Whaley, and the matters are currently under submission.

Two other actions naming WCP and LLC’s have recently been filed with allegations similar to those in the California Wholesale Electricity Antitrust Litigation on behalf of residents of the State of Washington and residents of the State of Oregon. Symonds v. Dynegy was filed in the United States District Court for the Western District of Washington. Lodewick v. Dynegy was originally filed in the State Court of Oregon and has since been removed to the United States District Court for the District of Oregon. Defendants in these matters sought to have these actions included in the California Wholesale Electricity Antitrust Litigation; however, the Multi-District Litigation panel indicated that since the judge in the California Wholesale Electricity Antitrust Litigation was a resident of the State of Washington, the cases would not be assigned to the California Wholesale Electricity Antitrust Litigation. A motion by some of the defendants has been filed with the Multi-District Litigation panel seeking to have the assignment of these two cases to the Honorable Vaughn Walker in the Northern District of California, who has pending before him those cases filed by the California Attorney General as referred to below. That hearing has been set for May 29, 2003 at the U.S. Courthouse in Santa Fe, New Mexico.

On March 11, 2002, the California Attorney General filed, on behalf of the People of the State of California, complaints in San Francisco Superior Court against several owners of power generation facilities, including WCP and LLC’s. The complaints allege that since June 1998, these power generators sold power in the open market that should have been held in emergency reserve for the State. These lawsuits were subsequently removed to the United States District Court for the Northern District of California. The California Attorney General filed motions to remand the cases back to state court. By Order issued on August 6, 2002, Judge Walker denied the motions to remand, thus keeping the cases in federal court. On March 25, 2003, Judge Walker dismissed this action based upon the filed rate doctrine and federal preemption principles. The California Attorney General has appealed this decision and is seeking an expedited briefing schedule.

On November 20, 2002, a new class action was filed in the Superior Court of the State of California for the County of Los Angeles styled Cruz Bustamante v. The McGraw Hill Companies, Inc., et al. on behalf of purchasers of natural gas and electricity in the State of California. Plaintiffs allege damages as the result of the defendants’ alleged false reporting of pricing and volume information regarding natural gas transactions. LLC’s are named as defendants. Pursuant to a stipulation of the parties, the Court has issued a briefing schedule for defendants’ responsive pleadings in this action. The Court has ordered that the hearing on any such motions will be held on June 18, 2003.

WCP believes that it has meritorious defenses to the claims listed above and intends to vigorously defend against them. WCP is unable to estimate the range of possible loss that could be incurred with respect to these lawsuits. However, an adverse result in any of these proceedings could have a material adverse effect on the financial condition and results of operations.

West Coast Power LLC

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

FERC Orders and Investigations
FERC Orders - In response to the filing of a number of complaints challenging the level of wholesale prices, the FERC initiated a staff investigation and issued an order on December 15, 2000, implementing a series of wholesale market reforms and made subject to refund all spot market sales through the ISO and the PX markets beginning October 2, 2000. FERC also included an interim price review procedure for prices above a $150 per MW hour “breakpoint” on sales to the ISO and through the PX. The order does not prohibit sales above the breakpoint but the seller was subject to weekly reporting and monitoring requirements. In an order issued March 9, 2001, the FERC determined that only sales during so-called “Stage 3” emergency hours would be subject to refund beginning January 1, 2001. However, sales between October 2, 2000, and December 31, 2000, remained subject to refund under the FERC’s December 15 order. Various parties sought rehearing of this market mitigation measure and, as explained below, the FERC ruled on the matter in an order issued on July 25, 2001.

On April 26, 2001, the FERC revised its market mitigation plan, effective May 29, 2001, to cover all emergency hours. The mitigated price was to be in effect only during reserve deficiency hours. Suppliers charging prices above the mitigated price during those hours could file to justify those prices.

On June 19, 2001, the FERC again revised its market mitigation plan, effective June 20, 2001. Pursuant to this plan, the FERC is mitigating prices charged in all hours throughout the Western Systems Coordinating Council based on the mitigated price in the ISO markets. During reserve deficiency hours, the mitigated price is set pursuant to an average index for gas times the heat rate of the last unit dispatched by the ISO during a “Stage 1” emergency, plus a 10 percent adder for credit risk. Nitrogen oxide charges, start-up costs and additional fuel costs will be collected through an ISO uplift charge. During nonreserve deficiency hours, the market clearing price is capped at 85 percent of the mitigated price. WCP filed for rehearing and clarification of the order.

On July 17, 2002, the FERC once again revised its mitigation plan, imposing a $250/MWh bid cap and then imposing additional “automated mitigation procedures” for bids between $91.87/MWh and $ 250/MWh. Bids within this range potentially are subject to mitigation based on the extent to which they exceed certain historical bid levels by pre-set threshold amounts. WCP sought rehearing and clarification of certain narrow aspects of this order, which the Commission denied on October 1, 2002.

On July 25, 2002, the FERC initiated a hearing to establish refunds to electricity customers, or offsets against amounts owed to electricity suppliers, during the period of October 2, 2000 through June 19, 2001. In particular, the FERC established a methodology to calculate mitigated market clearing prices in the Cal ISO and the Cal PX markets. During March 2002 and August 2002, hearings on this matter were held before an administrative law judge. On December 12, 2002, the administrative law judge issued his recommendations regarding the appropriate level of refunds or offsets. Those recommendations, however, do not fully reflect proposed refund or offset amounts for individual companies. In order to determine such amounts, the Cal ISO and Cal PX must rerun their settlement processes in a compliance stage of the proceeding. WCP subsequently filed briefs with the FERC supporting certain aspects of the administrative law judge’s decision and opposing others.

West Coast Power LLC

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

In August 2002, the FERC requested comments on a proposal made by the FERC staff to change the method for determining natural gas prices for purposes of computing the mitigated market-clearing price that it intends to utilize in calculating refunds for sales of power in California power markets during the period from October 2, 2000 to June 19, 2001. The proposal replaces the gas prices used in the computation, thus reducing the mitigated market clearing price for power and increasing calculated refunds, subject to a provision that generally would provide full recoverability of gas costs paid by the generators to unaffiliated third parties. This proposal was adopted by the FERC on March 26, 2003. WCP expects that proceedings at FERC to determine final calculated refund amounts, net of any adjustments for actual gas costs incurred by generators, will commence during the second quarter 2003.

On March 27, 2003, the FERC issued a decision in the refund case in which it essentially adopted the FERC staff’s proposal to change the gas pricing component of the refund calculations. The FERC did, however, recognize that many generators paid higher prices for gas than would be reflected in this new calculation and provided a mechanism whereby generators can submit evidence of their actual out-of-pocket spot gas purchase costs and have those costs deducted from the refund calculations. WCP intends to vigorously pursue relief under this procedure. The FERC otherwise affirmed the decision by the administrative law judge, and indicated that it expected to have specific refund or offset calculations by the end of the Summer 2003. WCP intends to seek rehearing of the FERC’s decision changing the gas pricing methodology.

On November 20, 2002, the FERC granted a motion filed jointly by the People of the State of California, ex rel. Bill Lockyer, Attorney General, the California Electricity Oversight Board, the Public Utilities Commission of the State of California, Pacific Gas and Electric Company, and Southern California Edison Company, referred to in this section as the California Parties, to reopen the record in the refund proceeding to allow 100 days of discovery into allegations of market manipulation. The California Parties submitted the results of their discovery effort on March 3, 2003. Other parties also made such submissions. The California Parties sought increased refunds for the period from October 2, 2000 to June 19, 2001 based on, among other things, the adoption of the FERC staff’s proposal to change the gas prices used in computing refunds. The California Parties also sought refunds for the period from May 1, 2000 through October 1, 2000. WCP submitted its response on March 20, 2003. WCP believes that it has meritorious defenses against these claims and intend to vigorously defend against them.

State and Federal Investigations
In 2002, a series of investigations were commenced by state and federal agencies relating to the California energy crisis. Although not named as a specific respondent to these investigations, WCP operating and financial data was submitted to these agencies through various affiliated Dynegy entities and WCP subsidiaries. Accordingly, all references to Dynegy found in the subsections entitled Other FERC and California Investigations, Energy Index Investigation, Western Long-Term Contract Complaints and CFTC Investigation, directly affect the operations of WCP and are disclosed herein.

Other FERC and California Investigations
On February 13, 2002, the FERC initiated an investigation of possible manipulation of natural gas and power prices in the western United States during the period from January 2001 through the present. On May 8, 2002, in response to three memoranda discovered by the FERC allegedly containing evidence of market manipulation by others in California, the FERC issued requests for information to all sellers in the Cal ISO and Cal PX markets during 2000 and 2001 seeking

West Coast Power LLC

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

information with respect to whether those sellers engaged in trading strategies described in the three memoranda. Dynegy responded to these requests, indicating that Dynegy did not engage in the trading strategies described in the three memoranda. In August 2002, the FERC staff issued its preliminary report on its investigation into trading practices in the three memoranda. Dynegy continued to provide the FERC with additional information relevant to its investigation.

On March 26, 2003, the FERC staff issued its Final Report on Price Manipulation in Western Markets, addressing a number of issues. In its report, the FERC staff indicated that it appears a majority of public utility entities, and some non-public utilities, engaged in some of the above-referenced trading strategies during the two-year review period. The FERC staff also recommended that the FERC issue orders requiring that Dynegy, and 36 other market participants be required to “show cause” why their activities did not violate the Cal ISO and Cal PX tariffs. Potential penalties for violation of the tariff could include disgorgement of unjust profits from activities found to be in violation of the tariff. Many of these allegations have already been raised and were answered in large part in our FERC filing of March 20, 2003. Dynegy intends to defend against them vigorously.

On May 21, 2002, the FERC issued requests for information to all sellers of wholesale electricity or ancillary services in the Western Electricity Coordinating Council (“WECC”) and, on May 22, 2002, the FERC issued requests for information to all sellers of natural gas in the WECC or Texas, seeking information with respect to whether those sellers engaged in “wash,” “round-trip” or “sale/buyback” transactions during 2000-2001.

Dynegy responded to each of these requests. Based on its investigation to date, Dynegy believes that its trading practices are consistent with applicable law and tariffs. Dynegy will continue to cooperate fully with these investigations.

On August 13, 2002, the FERC staff issued its preliminary report on its investigation into “wash,” “round-trip” or “sale/buyback” transactions. In the FERC staff’s March 26, 2003 Final Report on Price Manipulation in Western Markets, it recommended that the FERC establish specific rules banning any form of prearranged wash trading activities, but made no recommendations regarding “wash” transactions specifically with respect to Dynegy.

On September 17, 2002, California Public Utilities Commission President Loretta Lynch released a report indicating that Dynegy and five other energy firms did not produce all available power on days in which the State of California experienced power service interruptions between November 1, 2000 and May 31, 2001. No mention is made of prosecuting the named firms in the report. However, the SEC and FERC staffs requested additional information and comment with respect to the report. On March 26, 2003, the FERC staff issued its analysis of the report and found that it was incomplete and overstated the amount of power withheld. The FERC staff’s analysis further stated that there was no evidence that WCP withheld any material amounts of power or that WCP was responsible for any service interruptions.

Energy Index Investigation
In September 2002, the FERC staff issued requests for information on issues related to reporting of information on natural gas and electricity trades to energy industry publications that compile and report index prices. Dynegy responded to these requests and cooperated with the FERC staff in connection with this matter. In its Final Report on Price Manipulation in Western Markets, the FERC staff made several recommendations in order to ensure the integrity and accuracy of

West Coast Power LLC

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

energy price indices in the future. The staff also recommended that the FERC issue orders requiring Dynegy and ten other companies to show cause that employees involved in improper index reporting have been disciplined; that a clear code of conduct is in place for reporting price information; that all trade data reporting is done by an entity within the company that does not have a financial interest in the published index; and that the company is fully cooperating with any government agency investigating its past price reporting. Dynegy believes that it is in compliance with each of these recommended requirements.

Western Long-Term Contract Complaints
On February 25, 2002, the California Public Utilities Commission and the California Electricity Oversight Board filed complaints with the FERC asking that it void or reform power supply contracts between the CDWR and, among others, Dynegy, as agent for three WCP subsidiaries. The complaints allege that prices under the contracts exceed just and reasonable prices permitted under the Federal Power Act. The FERC set these complaints for evidentiary hearing. On January 10, 2003, the FERC granted a motion by Dynegy and other defendants for the administrative law judge to issue a partial initial decision on certain threshold legal issues, and for the FERC itself to resolve the issues on the basis of the record developed at hearing. On January 16, 2003, the administrative law judge issued a decision adopting our view on the threshold legal issue. The complainants have appealed that decision to the FERC. Both sides of the case also have filed briefs before the FERC and the case is awaiting decision. FERC has announced that it will hold oral arguments in this case on May 15, 2003. Additionally, on March 3, 2003, the complainants filed supplemental testimony requesting that the FERC void or reform the power supply contracts at issue based on the allegations of market manipulation submitted by the California Parties. On March 20, 2003, Dynegy and other the defendants filed responses to this submission. While we believe the terms of our contracts are in the public interest and do not reflect alleged market manipulation, we cannot predict the outcome of this matter.

CFTC Investigation
The CFTC commenced an investigation in June 2002 relating to Dynegy’s past trading activities. The investigation covers Dynegydirect and round-trip trading and was expanded to cover Dynegy’s practices with respect to furnishing information regarding natural gas trades to various energy industry publications that compile and report index prices. During an internal review of Dynegy’s trading activities that was conducted in connection with the CFTC investigation, it was discovered that certain employees in Dynegy’s trading business had furnished inaccurate information to various industry publications. Dynegy is one of many energy industry participants who routinely provide trade data to the publications; consequently, Dynegy cannot determine whether the inaccurate data had any impact on the published indices. In response to these findings, Dynegy now requires that all price information provided to industry publications be verified by the office of its Chief Risk Officer. In addition, in October 2002, Dynegy dismissed six employees and disciplined seven others in its natural gas trading business as a result of an investigation conducted by its Audit and Compliance Committee and in collaboration with independent counsel. An additional employee was dismissed in December 2002. Settlement with the CFTC was reached on December 18, 2002 regarding the gas price index issues, pursuant to which Dynegy agreed to pay a $5 million fine and neither admitted nor denied the CFTC’s allegations of false reporting, attempted gas price manipulation and inadequate recordkeeping. The CFTC settlement also applied to WCP. Dynegy has separately agreed to indemnify NRG Energy with respect to any liability that it might incur as a result of these issues.

West Coast Power LLC

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

Because of the complexity and state of this matter, the effect on WCP and whether it will lead to additional litigation cannot be predicted with certainty.

Reserves
As of December 31, 2002, WCP has reserved approximately $401.6 million related to disputed ISO revenues and penalties, disputed PX revenues, potential FERC refund amounts, accounts receivable collectibility and other miscellaneous amounts. These reserves are presented as offsets to receivables and revenue in the accompanying consolidated financial statements and represent management’s best estimate of the probable exposure to losses arising from the ultimate resolution of the matters discussed above. Although such reserves may change over time as the market uncertainties are resolved, management believes such changes will not ultimately be material to WCP’s consolidated financial position or results of operations.

During December 2000, WCP entered into an interim agreement with the ISO. As of December 31, 2000, WCP had accrued an incremental $35 million in revenues that management believed to be associated with sales under this agreement. There is an ongoing reconciliation process between the ISO and WCP regarding this matter and, accordingly, the $35 million was reserved as contingent. Due to subsequent information provided by the ISO in 2001, WCP has revised this estimate during 2001 and included it in the above reserve.

For the year ended December 31, 1999, WCP had accrued certain reserves pertaining to contingent revenues totaling approximately $10.8 million, increasing reserves from prior periods to approximately $37.8 million at December 31, 1999. These reserves were provided for various disputes with customers that were subject to contract interpretations, compliance with processes and filed market disputes. Cash received totaling $11.4 million associated with reserves was loaned in 1999 to the Sponsors until resolution of the disputed items. These reserves were settled during 2000, and all loans to affiliates were repaid. Adjustments related to the settlement were applied against the contingent reserves with an insignificant impact on the consolidated statement of operations in 2000.

10.	Consolidating Financial Statements

The following unaudited information presents a summary of consolidating financial position, results of operations, and cash flows for the years ended December 31, 2002 and 2001, for additional analysis only.

West Coast Power LLC

Consolidating Balance Sheet
December 31, 2002

					West Coast	Consolidating
	Cabrillo I	Cabrillo II	El Segundo	Long Beach	Power	elimination	Total

Assets
Current assets:
Cash and cash equivalents	$(466)		$(218)	$(12,090)	$36,095,898		$36,083,124
Restricted cash					69,362,303		69,362,303
Accounts receivable	263,290,787	40,509,421	126,606,043	32,143,971	33,592		462,583,814
Less — reserves	(230,002,496)	(39,695,801)	(100,400,787)	(31,513,822)			(401,612,906)

Accounts receivable, net	33,288,291	813,620	26,205,256	630,149	33,592	—	60,970,908
Inventory	13,817,497	5,859,967	8,340,667	3,429,198			31,447,329
Prepaid expenses and other	569,815	4,362,179	351,221	230,077	2,458,598		7,971,890
Current derivative asset			49,380,506				49,380,506

Total current assets	47,675,137	11,035,766	84,277,432	4,277,334	107,950,391	—	255,216,060

Property, plant and equipment, at cost:
Land	40,000,000		13,635,181	2,948,141			56,583,322
Plant and equipment	351,331,366	66,750,585	82,988,981	27,170,450			528,241,382
Less — accumulated depreciation	(52,616,970)	(30,018,196)	(30,559,907)	(12,973,009)			(126,168,082)

Property, plant and equipment, net	338,714,396	36,732,389	66,064,255	17,145,582	—	—	458,656,622

Long-term derivative asset			34,215,765				34,215,765
Other assets:
Goodwill, net of accumulated amortization	17,316,964	44,351	18,563,086	3,074,080			38,998,481
Investment in consolidated subsidiaries					564,998,967	(564,998,967)	—

Total other assets	17,316,964	44,351	18,563,086	3,074,080	564,998,967	(564,998,967)	38,998,481

Total assets	$403,706,497	$47,812,506	$203,120,538	$24,496,996	$672,949,358	$(564,998,967)	$787,086,928

West Coast Power LLC

Consolidating Balance Sheet (continued)
December 31, 2002

					West Coast	Consolidating
	Cabrillo I	Cabrillo II	El Segundo	Long Beach	Power	elimination	Total
Liabilities and Members’ Equity
Current liabilities:
Accounts payable:
Trade	$483,585	$3,164	$538,353	$20,270			$1,045,372
Affiliates	(131,952,149)	(85,187,728)	(363,911,112)	(100,752,819)	721,721,746		39,917,938
Accrued liabilities	3,072,638	5,500,439	2,035,133	602,631	501,806		11,712,647
Current maturities of long-term debt					10,000,000		10,000,000
Current derivative liability			49,380,506				49,380,506

Total current liabilities	(128,395,926)	(79,684,125)	(311,957,120)	(100,129,918)	732,223,552	—	112,056,463
Long-term derivative liability			34,215,765				34,215,765
Members’ equity	532,102,423	127,496,631	480,861,893	124,626,914	(59,274,194)	(564,998,967)	640,814,700

Total liabilities and members’ equity	$403,706,497	$47,812,506	$203,120,538	$24,496,996	$672,949,358	$(564,998,967)	$787,086,928

West Coast Power LLC
Consolidating Balance Sheet
December 31, 2001

					West Coast	Consolidating
	Cabrillo I	Cabrillo II	El Segundo	Long Beach	Power	elimination	Total

Assets
Current assets:
Cash and cash equivalents	$(1,183)				$74,271,223		$74,270,040

Accounts receivable	281,514,134	57,877,699	144,320,573	45,040,576	9,689		528,762,671
Less — reserves	(166,370,871)	(32,210,854)	(112,760,147)	7,827,532			(303,514,340)

Accounts receivable, net	115,143,263	25,666,845	31,560,426	52,868,108	9,689	—	225,248,331
Inventory	22,953,455	6,830,285	9,200,111	4,080,791			43,064,642
Prepaid expenses	1,787,831	599,101	1,324,279	827,558	1,659,239		6,198,008
Current derivative asset			52,354,974				52,354,974

Total current assets	139,883,366	33,096,231	94,439,790	57,776,457	75,940,151	—	401,135,995

Property, plant and equipment, at cost:
Land	40,000,000		13,635,181	2,948,141			56,583,322
Plant and equipment	335,167,968	70,080,664	80,898,329	24,442,660			510,589,621
Less — accumulated depreciation	(37,362,009)	(12,060,078)	(25,257,054)	(10,810,911)			(85,490,052)

Property, plant and equipment, net	337,805,959	58,020,586	69,276,456	16,579,890	—	—	481,682,891

Long-term derivative asset			136,022,293				136,022,293
Other assets:
Goodwill, net of accumulated amortization	17,316,965	44,350	18,563,086	3,074,080			38,998,481
Investment in consolidated subsidiaries					1,215,193,971	(1,215,193,971)	—
Deferred financing costs, net of accumulated amortization					2,488,844		2,488,844

Total other assets	17,316,965	44,350	18,563,086	3,074,080	1,217,682,815	(1,215,193,971)	41,487,325

Total assets	$495,006,290	$91,161,167	$318,301,625	$77,430,427	$1,293,622,966	$(1,215,193,971)	$1,060,328,504

West Coast Power LLC
Consolidating Balance Sheet (continued)
December 31, 2001

					West Coast	Consolidating
	Cabrillo I	Cabrillo II	El Segundo	Long Beach	Power	elimination	Total

Liabilities and Members’ Equity
Current liabilities:
Current maturities of long-term debt					$18,000,000		$18,000,000
Accounts payable:
Trade	$2,152,265	$(8,831)	$1,468,275	$1,813,583			5,425,292
Affiliates	32,278,103	661,344	16,090,914	3,776,392			52,806,753
Intercompany	(72,669,965)	(64,009,574)	(290,032,175)	(58,447,064)	485,158,778		—
Accrued liabilities	1,638,277	527,864	1,728,995	1,359,868	728,826		5,983,830
Current derivative liability			52,354,973		3,304,997		55,659,970

Total current liabilities	(36,601,320)	(62,829,197)	(218,389,018)	(51,497,221)	507,192,601	—	137,875,845
Long-term debt, net of current maturities					132,056,703		132,056,703
Long-term derivative liability			136,022,294		1,221,837		137,244,131
Members’ equity	531,607,610	153,990,364	400,668,349	128,927,648	653,151,825	(1,215,193,971)	653,151,825

Total liabilities and members’ equity	$495,006,290	$91,161,167	$318,301,625	$77,430,427	$1,293,622,966	$(1,215,193,971)	$1,060,328,504

West Coast Power LLC
Consolidating Statement of Operations
Year Ended December 31, 2002

					West Coast
	Cabrillo I	Cabrillo II	El Segundo	Long Beach	Power	Total

Revenues	$412,496,006	$5,661,431	$255,287,622	$10,070,865		$683,515,924
Contingent revenues	(116,205,826)	(1,763,577)	13,342,037	6,418,402		(98,208,964)

Net revenues	296,290,180	3,897,854	268,629,659	16,489,267	—	585,306,960
Operating costs	(272,352,920)	(10,148,191)	(175,680,752)	(15,512,526)		(473,694,389)

Operating margin	23,937,260	(6,250,337)	92,948,907	976,741	—	111,612,571
Depreciation and amortization	(15,254,961)	(4,507,251)	(5,302,854)	(2,162,098)		(27,227,164)
Impairment of long-lived assets		(13,450,866)				(13,450,866)
General and administrative expenses	(8,187,485)	(2,285,280)	(7,452,522)	(3,115,377)	(1,468,242)	(22,508,906)

Income (loss) from operations	494,814	(26,493,734)	80,193,531	(4,300,734)	(1,468,242)	48,425,635
Interest expense					(15,409,800)	(15,409,800)
Interest income			13		1,129,147	1,129,160

Net income (loss)	$494,814	$(26,493,734)	$80,193,544	$(4,300,734)	$(15,748,895)	$34,144,995

West Coast Power LLC
Consolidating Statement of Operations
Year Ended December 31, 2001

					West Coast
	Cabrillo I	Cabrillo II	El Segundo	Long Beach	Power	Total

Revenues	$868,460,954	$97,437,070	$642,034,735	$222,748,049		$1,830,680,808
Contingent revenues	(151,004,347)	(11,199,875)	(82,044,839)	(24,369,480)		(268,618,541)

Net revenues	717,456,607	86,237,195	559,989,896	198,378,569	—	1,562,062,267
Operating costs	(679,260,594)	(42,528,964)	(338,556,436)	(112,364,636)		(1,172,710,630)

Operating margin	38,196,013	43,708,231	221,433,460	86,013,933	—	389,351,637
Depreciation and amortization	(14,876,098)	(4,651,148)	(6,264,421)	(2,813,942)	(1,835,022)	(30,440,631)
General and administrative expenses	(5,608,140)	(1,471,463)	(5,136,487)	(1,964,710)	(99,998)	(14,280,798)

Income from operations	17,711,775	37,585,620	210,032,552	81,235,281	(1,935,020)	344,630,208
Interest expense	(7,111,848)	(345,867)	(5,008,132)	(1,779,162)	(18,598,259)	(32,843,268)
Change in fair value of electricity options				12,080,525		12,080,525
Interest income	7,744	3,531	10,178	2,811	2,466,989	2,491,253

Net income (loss)	$10,607,671	$37,243,284	$205,034,598	$91,539,455	$(18,066,290)	$326,358,718

West Coast Power LLC
Consolidating Statement of Cash Flows
Year Ended December 31, 2002

					West Coast
	Cabrillo I	Cabrillo II	El Segundo	Long Beach	Power	Total

Cash flows from operating activities:
Net income (loss)	$494,814	$(26,493,734)	$80,193,544	$(4,300,734)	$(15,748,895)	$34,144,995
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	15,254,961	4,507,251	5,302,854	2,162,098		27,227,164
Impairment of long-lived assets		13,450,866				13,450,866
Changes in assets and liabilities that provided (used) cash:
Accounts receivable, net	81,854,972	24,853,225	5,355,171	52,237,959	(23,904)	164,277,423
Inventories	9,135,959	970,318	859,444	651,592		11,617,313
Prepaid expenses and other	1,218,016	236,922	973,059	597,481	(799,360)	2,226,118
Accounts payable	(11,872,201)	(379,727)	(528,987)	(4,487,820)		(17,268,735)
Accrued liabilities	1,434,361	4,972,575	306,137	(757,236)	(227,020)	5,728,817
Intercompany	(81,356,766)	(21,447,775)	(90,370,788)	(43,387,640)	236,562,969	—
Other assets	(1)				2,488,845	2,488,844

Net cash provided by operating activities	16,164,115	669,921	2,090,434	2,715,700	222,252,635	243,892,805

Cash flows from investing activities:
Capital expenditures	(16,163,398)	(669,921)	(2,090,652)	(2,727,790)		(21,651,761)
Increase in restricted cash					(69,362,303)	(69,362,303)

Net cash used in investing activities	(16,163,398)	(669,921)	(2,090,652)	(2,727,790)	(69,362,303)	(91,014,064)

Cash flows from financing activities:
Repayments of borrowings					(140,056,703)	(140,056,703)
Contributions					13,516,477	13,516,477
Distributions					(64,525,431)	(64,525,431)

Net cash (used in) financing activities	—	—	—	—	(191,065,657)	(191,065,657)

Net increase (decrease) in cash and cash equivalents	717	—	(218)	(12,090)	(38,175,325)	(38,186,916)
Cash and cash equivalents, beginning of period	(1,183)				74,271,223	74,270,040

Cash and cash equivalents, end of period	$(466)	$—	$(218)	$(12,090)	$36,095,898	$36,083,124

West Coast Power LLC
Consolidating Statement of Cash Flows
Year Ended December 31, 2001

					West Coast
	Cabrillo I	Cabrillo II	El Segundo	Long Beach	Power	Total

Cash flows from operating activities:
Net income (loss)	$10,607,671	$37,243,284	$205,033,698	$91,540,355	$(18,066,290)	$326,358,718
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,876,096	4,651,148	6,264,422	2,813,943	1,835,022	30,440,631
Change in fair value of electricity options				(12,080,525)		(12,080,525)
Changes in assets and liabilities that provided (used) cash:
Accounts receivable, net	42,863,967	(9,623,780)	5,843,741	(17,752,820)	19,786	21,350,894
Inventories	(17,011,985)	(1,203,573)	5,648,011	25,290		(12,542,257)
Prepaid expenses	(1,156,851)	(228,760)	(936,898)	(594,143)	(117,185)	(3,033,837)
Accounts payable	(79,778,530)	(12,973,051)	(19,638,460)	(12,697,492)		(125,087,533)
Other assets					(468,737)	(468,737)
Accrued liabilities	(2,827,147)	(123,581)	(1,041,500)	(681,633)	(214,101)	(4,887,962)
Intercompany	44,765,887	(14,324,318)	(190,338,546)	(49,635,897)	209,532,874	—

Net cash provided by operating activities	12,339,108	3,417,369	10,834,468	937,078	192,521,369	220,049,392

Cash flows from investing activities:
Capital expenditures	(12,286,678)	(3,405,958)	(10,818,448)	(892,889)		(27,403,973)

Net cash used in investing activities	(12,286,678)	(3,405,958)	(10,818,448)	(892,889)	—	(27,403,973)

Cash flows from financing activities:
Proceeds from borrowings					40,000,000	40,000,000
Repayments of borrowings					(107,847,297)	(107,847,297)
Contributions	200				10,094,934	10,095,134
Distributions					(102,241,088)	(102,241,088)

Net cash provided by (used in) financing activities	200	—	—	—	(159,993,451)	(159,993,251)

Net increase (decrease) in cash and cash equivalents	52,630	11,411	16,020	44,189	32,527,918	32,652,168
Cash and cash equivalents, beginning of year	(53,816)	(11,411)	(16,020)	(44,189)	41,743,308	41,617,872

Cash and cash equivalents, end of year	$(1,186)	$—	$—	$—	$74,271,226	$74,270,040